May 28, 2013

Via EDGAR

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Perry J. Hindin

Re:	Elan Corporation, plc Schedule 14D-9 filed May 15, 2013, as amended May 21, 2013 File No. 005-43481

Ladies and Gentlemen:

On behalf of our client, Elan Corporation, plc (“Elan” or the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated May 21, 2013 (the “Comment Letter”), with respect to the Solicitation/Recommendation Statement on Schedule 14D-9, as amended (SEC File No. 005-43481) (the “Schedule 14D-9”), filed by Elan with the Commission on May 15, 2013. In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 3 to the Schedule 14D-9 with the Commission.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Elan’s responses thereto.

General

1.	Based on sections 3.3(a)(i), 6.8, 6.10, 7.2(d) and 7.3(a) of Elan’s Royalty Participation Agreement with Theravance, and given Royalty Pharma’s Rule 2.5 announcement issued on May 20, 2013 that its revised offer is conditioned on Elan shareholders voting against the Theravance transaction and all transactions announced in Elan’s press release filed on May 20, 2013 as Exhibit 99.5 to Elan’s Form 6-K, please amend the Schedule 14D-9 to disclose, if true, that:
•	the Theravance Agreement requires Elan’s board of directors to recommend the Theravance transaction and not to change or withdraw such recommendation without Theravance’s prior written consent, irrespective of (i) adverse developments affecting the advisability of Elan’s shareholders approving the Theravance agreement and/or (ii) a determination by the Elan board of directors that the Theravance transaction is not in the best interest of the Elan shareholders;
•	Elan’s board of directors cannot recommend Royalty Pharma’s Offer at any price given that the Offer is conditioned on Elan shareholders voting against the Theravance transaction; and
•	the failure of Elan’s board of directors to comply with its obligation to recommend the Theravance transaction, or the decision of the Elan's board of directors to change or withdraw such an approval recommendation, could expose Elan to a Theravance claim for damages beyond the $10 million termination fee set forth in the agreement.

It appears from the terms of Elan’s agreement with Theravance that Elan’s board of directors must support the Theravance transaction no matter the terms of an alternative transaction. If true, please so state and explain how this is consistent with the Elan board’s fiduciary duties to its shareholders. If you disagree with our understanding, please provide support for your conclusion and disclose the circumstances under which the Elan board could support a competing transaction.

Response

Elan supplementally advises the Staff that:

1.	Rule 21 of the Irish Takeover Panel Act, 1997, 2007 (as amended) (“Rule 21”) requires that the transactions (the “Theravance Transactions”) contemplated by the Royalty Participation Agreement between Theravance, Inc. and Elan dated May 12, 2013 (the “Theravance Agreement”) be approved by the affirmative vote of the majority of outstanding ordinary shares of Elan represented at a shareholders’ meeting where a quorum is present. Elan has called an extraordinary general meeting of its shareholders to be held June 17, 2013 for this purpose, and to approve certain other transactions entered into by Elan and other matters which also require shareholder approval pursuant to Rule 21 (the “EGM”).
2.	Section 6.8 of the Theravance Agreement provides an undertaking by Elan that the shareholder circular relating to the EGM will contain a recommendation from Elan’s board of directors (the “Elan Board”) to its shareholders to vote in favor of the Theravance Transactions and that such recommendation will not be withdrawn, modified or altered in any way without Theravance’s prior written consent.
3.	If the Elan Board were to fail to comply with its undertaking in Section 6.8 of the Theravance Agreement, such failure to comply - like the failure to comply with any other provision of the Theravance Agreement - could expose Elan to a Theravance claim for damages beyond the $10 million termination payment set forth in Section 7.3(b) of the Theravance Agreement.

Elan further supplementally advises the Staff that, notwithstanding Royalty Pharma’s suggestions to the Staff, there is no provision of the Theravance Agreement, nor any requirement of Irish law relating to fiduciary duties or otherwise, which prevents the Elan Board from recommending both an offer from Royalty Pharma and the Theravance Transactions should the Elan Board choose to do so.

Elan does not believe that an appropriate framework for analysis is to consider, as the Staff’s comment appears to suggest, the Royalty Pharma revised offer to be an “alternative transaction” to the Theravance Agreement, as if both the Theravance Transactions and the Royalty Pharma revised offer were alternative change of control transactions.  To the contrary, the Theravance Transactions are an investment by Elan in a participation interest in a royalty stream, not dissimilar to Elan’s current business of owning a Tysabri royalty.  Elan entered into the Theravance Transactions in a negotiated transaction with an arm’s length party in furtherance of Elan’s business and objectives and negotiated terms that it considered, in the totality of the circumstances, to be reasonable. At the time Elan entered into the Theravance Transactions, Royalty Pharma had made an inadequate offer of $10.25 plus a right worth, at most, an additional $1.00 per share, for a maximum offer of $11.25 per share. As Royalty Pharma dabbled with clearly inadequate offers, Elan continued to build its business and executed the Theravance Transactions in furtherance thereof.

Subsequent to the announcement of the Theravance Transactions, Royalty Pharma revised its offer and voluntarily limited its ability to consummate its revised offer by electing to condition its revised offer on Elan shareholder rejection of the Theravance Transactions and other matters which require shareholder approval under Rule 21.  It appears to Elan that Royalty Pharma has chosen to attempt to deprive shareholders of the opportunity to both accept the Royalty Pharma revised offer and approve the Theravance Transactions and such other matters.  The shareholders can decide for themselves if they wish to approve the Theravance Transactions and such other matters (and will do so at the EGM on June 17); but in any event, Royalty Pharma’s machinations with respect to the conditionality of its revised offer do not somehow convert the Theravance Transactions into an “alternative transaction” implicating fiduciary obligations in a change of control context with the respect to the Theravance Transactions.  As noted above, the Elan Board remains able to both continue to recommend the Theravance Transactions and, if it chooses to do so, recommend the Royalty Pharma revised offer.

Elan has filed today Amendment No. 3 the Schedule 14D-9 (the “Amended Schedule 14D-9”).  Elan has amended paragraph 8.1 of Exhibit (A)(1) to the Schedule 14D-9 to include the following as the penultimate paragraph thereof:

“The Theravance Agreement provides an undertaking by Elan that the shareholder circular relating to the EGM will contain a recommendation from Elan’s board of directors to its shareholders to vote in favor of the Theravance Transactions and that such recommendation will not be withdrawn, modified or altered in any way without Theravance’s prior written consent.  If the Elan board were to breach this provision of the Theravance Agreement, Elan could be exposed to a claim for damages for breach of contract and such damages would not be subject to limitation or “cap” under any provision of the Theravance Agreement.”

In addition, Elan supplementally advises the Staff that it intends to file its shareholder circular with respect to the EGM, which was first distributed to shareholders yesterday, as an exhibit to the Amended Schedule 14D-9.

In addition to the aforementioned responses to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to comments will not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me at 212-504-6888 with any questions or comments you may have.

Very truly yours,

/s/ Christopher T. Cox

Christopher T. Cox

cc:	William F. Daniel,
Elan Corporation, plc

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